Exhibit A

Husky Energy Reports Voting Results from 2014 Annual Meeting of Shareholders

Calgary, Alberta (May 7, 2014) – Husky Energy Inc. announced at its Annual Meeting of Shareholders held on May 7, 2014 the election of 15 nominees proposed for its Board of Directors and the appointment of the Corporation’s auditors as listed in its Management Information Circular dated April 10, 2014.

The details of the vote are set out below. Following a resolution by ballot, KPMG LLP was appointed as auditors of the Corporation until the 2015 Annual Meeting of Shareholders.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	788,442,512	93.47%	55,094,778	6.53%
Canning K.N. Fok	780,727,488	92.55%	62,809,802	7.45%
William Shurniak	840,702,063	99.66%	2,835,227	0.34%
Asim Ghosh	838,860,474	99.45%	4,676,816	0.55%
Stephen E. Bradley	841,373,959	99.74%	2,163,331	0.26%
Martin J.G. Glynn	840,569,634	99.65%	2,967,656	0.35%
Poh Chan Koh	838,508,734	99.40%	5,028,556	0.60%
Eva L. Kwok	840,657,384	99.66%	2,879,906	0.34%
Stanley T.L. Kwok	840,822,851	99.68%	2,714,439	0.32%
Frederick S.H. Ma	835,727,519	99.07%	7,809,771	0.93%
George C. Magnus	841,059,367	99.71%	2,477,923	0.29%
Neil D. McGee	838,940,737	99.46%	4,596,553	0.54%
Colin S. Russel	833,105,646	98.76%	10,431,644	1.24%
Wayne E. Shaw	840,766,831	99.67%	2,770,459	0.33%
Frank J. Sixt	780,725,807	92.55%	62,811,483	7.45%

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602